November 10, 2011

Christian Windsor

Special Counsel

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	New Peoples Bankshares, Inc.
Form 10-K for the fiscal year ended December 31, 2010 Filed March 16, 2011 Form 10-Q for the Quarter ended June 30, 2011 Filed August 8, 2011 File No. 0-33411

Dear Mr. Windsor:

This responds to your letter dated October 26, 2011 relating to the above referenced Form 10-K and 10-Q filing. For your convenience, the text of the comments are provided below, followed by our response.

This letter is being filed with the Securities and Exchange Commission (“Commission” or “SEC”) on EDGAR supplementally as correspondence, and a complete copy of this letter in paper format is also being forwarded to you by overnight delivery. Please note that this letter omits confidential information included in the unredacted version of the letter that was delivered to the Division of Corporation Finance and that asterisks, as indicated below, denote such omissions.

We respectfully request, pursuant to the provisions of 17 C.F.R. § 200.83 (“Rule 83”), that confidential treatment under the Freedom of Information Act (“FOIA”) (5 U.S.C. § 552) be afforded to certain portions of our responses (the “Confidential Materials”). The Confidential Materials are marked with bracketed asterisks [***], and the pages on which they appear is marked with the confidentiality legends as required by Rule 83. We believe that the Confidential Materials contain information that is covered by one or more exemptions in the FOIA, for reasons of business confidentiality. If any person who is not an employee of the Commission, including any other government employee, requests an opportunity to inspect or copy the materials referred to in this letter, pursuant to the FOIA or otherwise, we request in accordance with Rule 83 that the Company be promptly notified of any such request and furnished with a copy of all written materials pertaining to such request, so that we may further substantiate the foregoing request for confidential treatment. Please address any notification of a request for access to such documents to the undersigned with a copy to Douglas W. Densmore at (540) 510-3024 (facsimile: (540) 510-3050) or Hugh B. Wellons at (540) 510-3057 (facsimile: (540) 510-3050). The telephone and facsimile numbers for Mr. Asbury are [***] and (276) 873-7003 (fax), and for Mr. Mullins are [***] and (276) 873-7505 (fax).

Mr. Christian Windsor

United States Securities and Exchange Commission

November 10, 2011

Form 10-K/A #2 for Fiscal Year Ended December 31, 2010

Provision for Loan Losses, page 33

1.	We note your response to comment five from our letter dated August 3, 2011. As it relates to loan four in Attachment 1 as of June 30, 2011, please address the following:

•	Explain further how this appraisal was considered in your allowance for loan losses as of June 30, 2011; and

•

It appears that this loan was deemed to be impaired on December 31, 2009 but did not receive an updated appraisal until July 15, 2011. Please tell us how you determined the specific reserve and amounts to charge-off prior to the receipt of this updated appraisal taken into consideration that this is a loan participation.

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2.	As a related matter, please provide us a detail of collateral dependent impaired loans as of June 30, 2011 for which you received an appraisal subsequent to quarter end, but for which you did not include the appraisal into your allowance for loan losses similar to what may have occurred the loan specifically identified in our previous comment. For each of these loans, please explain to us further the reasons these appraisals were not considered as of June 30, 2011, as applicable.

Response: We did not have any collateral dependent impaired loans as of June 30, 2011 for which we received an appraisal subsequent to quarter end, for which we did not include the appraisal into our allowance for loan losses.

3.	Please also provide us with a detailed understanding of your policies and procedures implemented to ensure that you appropriately account for appraisals received subsequent to period end but prior to the issuance of your financial statements pursuant to ASC 855. Noting that this issue resulted in the restatement of your Form 10-K for fiscal year ended December 31, 2010 we believe that enhanced disclosure in your future filings is necessary.

Response: Management implemented the following internal control procedures to ensure timely reporting of changes in collateral values on impaired loans to management responsible for financial reporting of the Company:

1.	A Disclosure Control Committee has been established consisting of the following officers: Chief Executive Officer, Chief Financial Officer, Chief Credit Officer, Chief Operating Officer, Senior Lending Officer, Controller, In-house Legal Counsel, and Director of Internal Audit. This Committee will meet quarterly to discuss loan portfolio and problem asset quality issues, operation risks, legal issues, subsequent events, suspicious activities, and reported disclosures.

2.

The Chief Credit Officer (“CCO”) of the Bank is assigned the responsibility for monitoring all assets classified as impaired. The CCO is responsible for determining when appraisals or evaluations will be needed on impaired loans and other real estate owned properties, and for reporting any reductions in collateral values to the Chief Financial Officer (“CFO”) on a

Mr. Christian Windsor

United States Securities and Exchange Commission

November 10, 2011

quarterly basis prior to the filing of the quarterly and annual reports with the SEC. Our other real estate owned property department maintains a tickler of when new appraisals are to be obtained. Appraisals subject to annual review are ordered on or about the first of the month preceding the month of annual renewal. For those that have an annual renewal due in the month following quarter end or year end, the appraisal is ordered two months prior to the reporting period end to help ensure timely receipt of appraisals and reduce the likelihood of an appraisal being obtained in the subsequent event period prior to the public filing of financial information.

3.	When appraisals are received from the third party appraisal firm, a copy of the appraisal is promptly logged on a register designating the date of receipt by our independent appraisal review department which presently consists of a certified licensed appraiser. The appraisal is provided to the Loan Officer and the Loan Operations Department, with the Loan Officer responsible to promptly place the appraisal in the customer file, update valuations on the Bank’s database, provide the information to the ALLL model coordinator for an impairment analysis and forward a copy to the CCO.

4.	The independent appraisal review department of the Bank will immediately notify the CCO and the Loan Officer of the results of an appraisal on an impaired or suspected impaired loan or other real estate owned property. After the CCO and Loan Officer review the appraisal, a determination will be made as to the reasonableness of the appraisal. The final determination as to reasonableness will be the responsibility of the CCO. All appraisals of loans greater than $2.0 million are reviewed by a third-party appraisal review company. Upon a determination of reasonableness, then the CCO will notify the CFO, Controller and Allowance for Loan Loss model coordinator of any deterioration in the appraised value. A new impairment test will be performed and reviewed by the CCO and CFO to determine if an additional allowance reserve is needed for this credit relationship, which will be provided to the Controller to make general ledger adjustments and financial statement revisions prior to issuance.

5.	Prior to release of financial information, the CFO will contact the CCO to ensure no appraisals have been received or are being reviewed, the result of which might be material to the financial statement of the Company. If there are any material differences, a collaborative effort of Senior Management and the independent appraisal reviewer will be made to determine what the impairment in the ALLL needs to be for recognition or the write-down in OREO value that is needed for the period end currently being reported to the public.

We will provide these enhanced disclosures in our Form 10-Q filing for September 30, 2011, and in subsequent filings.

4.	We note your response to comment five from our letter dated August 3, 2011. As it relates to one of your loans as of December 31, 2010 included in Attachment 1 (loan three), please tell us in detail how you determined the amounts to charge-off and record as a specific reserve taken into consideration that the most recent appraisal value resulted in a valuation significantly in excess of the net carrying value.

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5.	We note your response to comment seven from our letter dated August 3, 2011. Based upon the classes of financing receivables for your loan portfolio as provided in your response, please confirm to us that you will include all of the disclosure requirements required by ASU 2010-20 in your Form 10-Q for the period ended September 30, 2011. Please also provide us with these revised disclosures as of September 30, 2011 if available or as of June 30, 2011.

Mr. Christian Windsor

United States Securities and Exchange Commission

November 10, 2011

Response: We will be making required disclosures as required by ASU 2010-20 in our Form 10-Q for the period ended September 30, 2011. These disclosure requirements can be found in Footnotes 6, 7 and 8 of the consolidated financial statements included in the Form 10-Q.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

6.	In your response to our prior comments 9 and 10 you seem to limit future disclosure about the agreements to changes subsequent to the situation described in your letter of August 25, 2011. In your Form 10-Q for the quarter ended September 30, 2011, please confirm that you will disclose the material, baseline information consistent with your responses to comments 9 and 10.

Response: We will provide the material, baseline information, as well as subsequent changes to the baseline information relative to the Formal Written Agreement in our Form 10-Q filing for September 30, 2011, and subsequent flings.

August 3, 2011 Comment Letter and Response Update

We note from your tabular disclosures on pages 11-12 that your unallocated allowance for loan losses totaled $6.377 million and $6.163 million as of March 31, 2011 and December 31, 2010, respectively, which represents 33% and 25% of your total allowance for loan losses as of these periods. We also note disclosure on page 34 of your most recent Form 10-K/A for December 31, 2010 that as a result of a change in methodology in the last quarter of 2009 your unallocated allowance represents your internal processes of underwriting and the inherent risks present in your loan portfolio due to past and present lending practices. Based upon the significant amount of unallocated allowance for loan losses as of these period ends, please tell us and consider revising future filings to present additional granularity by enhancing your current disclosures regarding the amount of the unallocated allowance assigned to each class or portfolio segment and discuss any trends or changes from prior periods related to this amount.

Response: Our unallocated allowance for loan losses is composed of both unallocated internal and external factors. For our internal factors we evaluate our internal processes of underwriting such as personnel, credit system, risk grading, and financial information gathering and consider the inherent risks present in the portfolio due to past and present lending practices such as extensions and deferrals on loans, practices involving single pay and interest only loans, renewals, refinancing and concentrations. A collective grade is assigned based on this evaluation and an adjustment factor is applied to the net loan portfolio after loans evaluated for impairment are removed. For our external factors we evaluate national and local regional unemployment information, local housing price changes, gross domestic product growth, and interest rates. A collective grade is assigned based on this evaluation and an adjustment factor is applied to the net loan portfolio after loans evaluated for impairment are removed. The internal and external adjustment factors are allocated proportionally to the net loan portfolio, not directly allocated to a particular loan type. As requested we will revise our future filings, beginning with our 3rd quarter 2011 Form 10-Q, to provide additional disclosure concerning the unallocated allowance assigned to each class or portfolio segment and discuss any trends or changes from prior periods related to this amount.

Mr. Christian Windsor

United States Securities and Exchange Commission

November 10, 2011

A breakdown of the amount of unallocated loan losses between internal and external factors for June 30, 2011, March 31, 2011 and December 31, 2010 is as follows:

	Allowance for Loan Losses Attributed To
(Dollars in thousands)	Unallocated Internal Factors	Unallocated External Factors	Total Unallocated Allowance
June 30, 2011	$3,943	$1,723	$5,666
March 31, 2011	4,324	2,053	6,377
December 31, 2010	4,165	1,998	6,163

Update: Per discussion with John Spitz, SEC Staff Accountant, we have obtained approval to defer the change in disclosure regarding this item beginning with our December 31, 2011 Form 10-K to allow us further time to better analyze the unallocated portion of the allowance for loan loss, and provide more meaningful disclosure by portfolio segments.

We appreciate you bringing these matters to our attention and please provide any additional comments you have concerning this response. In addition, New Peoples Bankshares, Inc. (the Company) acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jonathan H. Mullins

Jonathan H. Mullins

President and Chief Executive Officer

/s/ C. Todd Asbury

C. Todd Asbury

Chief Financial Officer